Exhibit 1

AUDIOCODES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 20, 2007

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

        NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Thursday, December 20, 2007 at 11:00 a.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City, Lod 70151, Israel (the telephone number at that address is +972-3-976-4000), for the following purposes:

(1)	To elect Osnat Ronen as an outside director;

(2)	Subject to approval of Proposal One, to approve the grant to Osnat Ronen of options to purchase Ordinary Shares of the Company;

(3)	To approve changes to the compensation of the Company’s non-executive directors;

(4)	To ratify the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2007 and to authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the compensation of the auditors; and

(5)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2006.

The foregoing items of business are more fully described in the Proxy Statement that will be mailed to the shareholders on or about November 21, 2007. A copy of the Proxy Statement will also be available at the following websites: http://www.tase.co.il/tase/ or http://www.magna.isa.gov.il (the “Distribution Sites”). Furthermore, shareholders may obtain the Proxy Statement by contacting the Company directly, at the following telephone number: +972-3-976-4000.

Each member of The Tel-Aviv Stock Exchange Ltd. (a “Member”) shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the Member; provided that each shareholder’s request shall have been submitted (a) with respect to a specific securities account, and (b) prior to the Record Date (as defined below).

A shareholder whose shares are held through a Member may obtain, upon request from the Member, a certification of ownership regarding his/her/its shares. Such certification may be obtained in the Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request shall have been submitted with respect to a specific securities account.

Shareholders may review the detailed versions of the proposed resolutions at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 70151, Israel, during regular working hours. Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company at the close of business on November 20, 2007 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of proposals (1) through (4) above. In addition, the approval of proposal (1) requires that the shareholder approval include at least one-third of the shareholders other than the Company’s controlling shareholders, if any, who are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the shareholders who vote against this proposal (excluding the votes of the Company’s controlling shareholders) must not represent more than one percent of the voting rights in the Company.

All shareholders of record on the Record Date are cordially invited to attend the Meeting in person. Any shareholder attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

Shareholders may sign and return proxy cards to the Company no later than December 19, 2007.

FOR THE BOARD OF DIRECTORS Shabtai Adlersberg Chairman of the Board

Lod, Israel
November 21, 2007

AUDIOCODES LTD.

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 20, 2007

        The enclosed proxy is solicited on behalf of the Board of Directors of AudioCodes Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on Thursday, December 20, 2007 at 11:00 a.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 70151, Israel. The telephone number at that address is +972-3-976-4000.

        These proxy solicitation materials were mailed on or about November 21, 2007 to all shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

        You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.01 (the “Ordinary Shares”), of the Company at the close of business on November 20, 2007 (the “Record Date”). You are also entitled to receive notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that was a shareholder of record of the Company at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.

        On the Record Date, 47,025,253 Ordinary Shares were issued, of which 43,083,114 Ordinary Shares were outstanding and 3,942,139 Ordinary Shares were held in treasury.

Revocability of Proxies

        A form of proxy card for use at the Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution.

Quorum, Voting and Solicitation

        At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. The Chairman of the Meeting may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained.

        The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

PROPOSAL ONE
ELECTION OF OSNAT RONEN AS AN OUTSIDE DIRECTOR

Background

        The Israeli Companies Law requires that the Company have at least two outside directors, who must meet certain statutory requirements of independence prescribed by the Companies Law. An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the Company’s Audit Committee, and at least one outside director must serve on each committee of the Company’s Board of Directors. The shareholders are being asked to elect Osnat Ronen as the Company’s third outside director, for a term of three years that will expire in 2010. Biographical information concerning Ms. Ronen follows.

        Osnat Ronen has been the Deputy Chief Executive Officer of Leumi & Co. Investment House, the private equity investment arm and investment banking services arm of the Leumi Group, since 2001. Prior to this position, she was Deputy Head of the Subsidiaries Division of Leumi Group from 1999 until 2001. Ms. Ronen intends to join Viola PE at the beginning of 2008. Ms. Ronen serves as a director of Leumi Leasing and Investments Ltd., National Consultants (Netconsultant) Ltd., Fox-Wizel Ltd., Paz Oil Company Ltd. and Keshet Broadcasting Ltd.  Ms. Ronen received an M.B.A. degree and a B.Sc degree in mathematics and computer science from the Tel Aviv University.

        The Company’s Nominating Committee and Board of Directors have reviewed the qualifications and expertise of Ms. Ronen and have determined that Ms. Ronen has all necessary qualifications and expertise required under the Companies Law and the requirements of the Nasdaq Global Market. Furthermore, Ms. Ronen has certified to the Company that she meets all other requirements in connection with the election of an outside director under the Companies Law. If elected at the Meeting, Ms. Ronen will also join the Company’s Audit Committee.

        The Company’s other outside directors are Dr. Eyal Kishon, whose term expires in 2008, and Doron Nevo, whose term expires in 2009. The Company’s third outside director, Karen Sarid, notified the Company that she is resigning from the Company’s Board of Directors effective as of the Meeting as a result of her new employment as General Manager of Galil Medical Israel.

Proposal

        The shareholders are being asked to elect Osnat Ronen as an outside director as detailed above. Management knows of no current circumstances that would render Ms. Ronen unable to accept nomination or election.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby elect Osnat Ronen to the Board of Directors of the Company to serve as outside director for a three-year term.”

Vote Required

        The election of Osnat Ronen as an outside director requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on her election; in addition, the shareholder approval must include at least one-third of the shareholders other than the Company’s controlling shareholders, if any, who are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the shareholders who vote against this proposal (excluding the votes of the Company’s controlling shareholders) must not represent more than one percent of the voting rights in the Company.

Board Recommendation

        The Board of Directors recommends a vote “FOR” the election of Osnat Ronen as an outside director for a term of three years.

PROPOSAL TWO
APPROVAL OF GRANT OF OPTIONS TO PURCHASE ORDINARY
SHARES OF THE COMPANY TO OSNAT RONEN

Background

        Under the Companies Law and the Companies Law Regulations (Rules Regarding Compensation and Expense Reimbursement for Outside Directors), 2000, the compensation of outside directors in securities requires approval of the Audit Committee and Board of Directors followed by shareholder approval. On November 5, 2007, the Audit Committee and the Board of Directors of the Company approved, subject to shareholder approval, the grant of share options to Osnat Ronen, who is being proposed for election as an outside director at the Meeting. Ms. Ronen would be granted options to purchase 22,500 Ordinary Shares of the Company, with 7,500 options to vest upon each of the first, second and third anniversaries of the date of the Meeting, subject to the continuing service of Ms. Ronen as an outside director of the Company. These options will have an exercise price equal to 100% of the closing price of the Ordinary Shares on the Nasdaq Global Market on the date of the Meeting, and will otherwise be subject to the standard terms of the Company’s option grants to directors.

Proposal

        Shareholders are being asked to approve the grant of options to Osnat Ronen, the candidate for outside director of the Company as detailed above.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that subject to approval of Proposal One, Osnat Ronen be awarded compensation for service as an outside director in options to purchase Ordinary Shares as follows: an aggregate of 22,500 options to purchase Ordinary Shares, of which 7,500 shall be vested upon the first, second and third anniversaries of the date of the Meeting, subject to the continuing service of Ms. Ronen as an outside director of the Company. These options shall be granted at an exercise price equal to 100% of the closing price of the Ordinary Shares on the Nasdaq Global Market on the date of the Meeting (or, if no closing price is available on such date, the closing price on the next trading day) and upon the terms approved by the Company’s Audit Committee and Board of Directors.”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends a vote “FOR” the approval of the grant of options to purchase Ordinary Shares to Osnat Ronen as compensation for service as an outside director of the Company.

PROPOSAL THREE
APPROVAL OF CHANGES TO THE COMPENSATION OF THE
COMPANY’S NON-EXECUTIVE DIRECTORS

Background

        In accordance with the Companies Law, the compensation of the Company’s directors, whether as directors, officers or consultants, requires shareholder approval. The Company’s Compensation Committee, Audit Committee and Board of Directors have approved changes to the annual retainer fee and meeting fee paid to the Company’s non-executive directors, that are directors who are not also employees of the Company. Following the changes, non-executive members of the Board of Directors will be entitled to an annual retainer fee and Board and committee meeting fees equal to the maximum amounts prescribed in the Companies Law Regulations (Rules Regarding Compensation and Expense Reimbursement for Outside Directors), 2000, as amended by the Companies Law Regulations (Exemptions for Public Companies with Shares Listed for Trading on a Stock Exchange Outside of Israel), 2000, for outside directors of Israeli public companies with shares listed for trading on a stock exchange outside of Israel. The Regulations provide for an annual retainer fee of NIS 100,000 and a fee of NIS 3,000 for each Board and committee meeting attended, in each case linked to the Consumer Price Index in Israel of June 1999. In accordance with Regulations, the amounts are updated twice a year in accordance with changes to the published Consumer Price Index in Israel. The current updated annual retainer fee equals NIS 114,686 (approximately $29,000) and the current fee for each Board and committee meeting attended equals NIS 3,441 (approximately $870).

Proposal

        The shareholders are being asked to approve the changes to the compensation of the Company’s non-executive directors as detailed above.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the following compensation for the non-executive directors of the Company:

(i)	Annual retainer fee equal to the maximum amount set forth in the Second Appendix to the Companies Law Regulations (Rules Regarding Compensation and Expense Reimbursement for Outside Directors), 2000, as amended by Regulation 5(f) of the Companies Law Regulations (Exemptions for Public Companies with Shares Listed for Trading on a Stock Exchange Outside of Israel), 2000; and

(ii)	Fee per meeting of the Board of Directors or Committee attended equal to the maximum amount set forth in the Third Appendix to the Companies Law Regulations (Rules Regarding Compensation and Expense Reimbursement for Outside Directors), 2000, as amended by Regulation 5(f) of the Companies Law Regulations (Exemptions for Public Companies with Shares Listed for Trading on a Stock Exchange Outside of Israel), 2000;

is hereby approved, and that such fees be linked to periodic changes in the Consumer Price Index in Israel as prescribed by the Companies Law Regulations (Rules Regarding Compensation and Expense Reimbursement for Outside Directors), 2000.”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends a vote “FOR” approval of changes to the compensation of the non-executive directors of the Company.

PROPOSAL FOUR
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF AUDITORS’ COMPENSATION

Background

        The Audit Committee and the Board of Directors have selected the accounting firm Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2007. Kost Forer Gabbay & Kasierer have audited the Company’s books and accounts since the year ended December 31, 1997.

        Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and may make a statement if they so desire. They will be available to respond to appropriate questions raised during the Meeting.

Proposal

        Shareholders are being asked to ratify the selection of Kost Forer Gabbay & Kasierer as the Company’s independent auditors for 2007, and to authorize our Board of Directors to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board of Directors intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board of Directors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, our auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer as the Company’s independent public accountants for the fiscal year ending December 31, 2007 be, and it hereby is, ratified, and that the Board of Directors (or the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the ratification of the appointment of the Company’s independent auditors and the authorization of the compensation of the auditors.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2006

        In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2006. The Annual Report on Form 20-F of the Company for the year ended December 31, 2006, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.audiocodes.com.

By Order of the Board of Directors Shabtai Adlersberg Chairman of the Board

Dated: November 21, 2007